NH HOTELES

Santa Engracia, 120
Edificio Central
28003 Madrid. España
t. +34 91 451 97 27
f. +34 91 451 97 29
nh@nh-hotels.com
www.nh-hotels.com

04035667

June, 2004

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
JUL 19 2004
WASH., D.C. 185 SECTION

SUPPL

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on June-, 2004 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

Roberto Chollet
Chief Financial Officer

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

dlw 7/21

nH
HOTELES

CORPORATE COMMUNICATION DEPARTMENT

NH HOTELES
Santa Engracia 120 Edif.Central 7ª
28003 Madrid
T: +34 91 451 97 62 / 18
F: +34 91 451 97 20
www.nh-hotels.com
comunicacion@nh-hotels.com

nH25
HOTELES YEARS

FILE NUMBER
82 - 4780

NH HOTELES SIGNS FOR A €350 MILLION SYNDICATED LOAN TO REFINANCE ITS DEBT

- **Worthy of mention is the success of the call which, as a result of being oversubscribed, has led the initial amount to be increased from €250 to €350 million**
- **It will have a term of 6 years and has been subscribed by 24 banks and is led by BBVA, SCH, Caja Madrid and ABN AMRO**
- **The loan brings the actual interest rate down from a band between 0.75 and 2.00 above Euribor to a band of between 0.6 and 0.9 above Euribor**

Madrid, 25 June 2004.- NH Hoteles has signed for a €350 million syndicated loan to refinance the Group's existing debt. This is an operation with a term of 6 years and its aim is to cancel a syndicated mortgage loan taken out by NH Hoteles' Dutch subsidiary, for 170 million euros, and other corporate loans of different kinds, as well as to redeem preference shares issued by the former Krasnapolsky before it was acquired by NH Hoteles in 2000.

The new loan increases NH Hoteles' financial flexibility and will make it easier to perform corporate operations.

All in all, NH Hoteles stands to make substantial savings because the loans being cancelled were at rates of between Euribor plus 0.75 and Euribor plus 2.00, whereas the new syndicated loan will have rates varying between Euribor plus 0.6 and Euribor plus 0.9, depending on the net financial debt/EBITDA ratio.

Worthy of particular mention is the great success of the call for the syndicated loan, which has meant that, as a result of it being oversubscribed, the amount originally offered of €250 million has been increased up to €350 million. This has been signed for after allocating the applications on a pro-rata basis.